CORE AI HOLDINGS, INC.

25 SE 2nd Avenue, Suite 550

Miami, FL 33131

November 19, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Core AI Holdings, Inc.
Registration Statement on Form F-3, File No. 333-291487

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: November 21, 2025

Requested Time: 4:15 pm, Eastern Time

Ladies and Gentlemen:

Core AI Holdings, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form F-3 (File No. 333-291487), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 4:15 pm Eastern Time on November 21, 2025, or as soon thereafter as possible.

Please contact our counsel, Steven Lipstein of Lucosky Brookman LLP at (732) 395-4416 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Lipstein by telephone when this request for acceleration has been granted.

Sincerely yours,

CORE AI HOLDINGS, INC.

/s/ Aitan Zacharin
Aitan Zacharin
Chief Executive Officer